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                         April 5, 2021

       Darlene Deptula-Hicks
       Chief Financial Officer
       F-star Therapeutics, Inc.
       Eddeva B920
       Babraham Research Campus
       Cambridge, CB22 3AT, United Kingdom

                                                        Re: F-star
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 31,
2021
                                                            File No. 333-254884

       Dear Ms. Deptula-Hicks:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              William C. Hicks, Esq.